Exhibit 99.1

EVOGENE LTD.
13 Gad Feinstein St.
Park Rehovot P.O.B 2100
Rehovot 7612002, Israel
__________________________

PROXY STATEMENT
______________________

SPECIAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Evogene Ltd., to which we refer as Evogene or the Company, to be voted at a Special General Meeting of Shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of Special General Meeting of Shareholders.  The Meeting will be held at 5:00 p.m. (Israel time) on Tuesday, March, 11, 2014, at our offices at 13 Gad Feinstein Street, Park Rehovot, Rehovot 7612002, Israel.

This Proxy Statement, the attached Notice of Special General Meeting of Shareholders and the enclosed proxy card or voting instruction card are being distributed to holders of Evogene ordinary shares, par value NIS 0.02 per share, or ordinary shares, on or about February 10, 2014.

You are entitled to notice of, and to vote at, the Meeting, if you held ordinary shares as of the close of business on Thursday, February, 6, 2014, the record date for the Meeting.  You can vote your shares by attending the Meeting or by following the instructions under “How You Can Vote” below.  Our Board of Directors urges you to vote your shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items

The following proposals are on the agenda for the Meeting:

(1)(a) Election of Mr. Akiva Mozes to serve as a director of our Company for a one year term.

(1)(b) Reelection of Mr. Ziv Kop (who together with Mr. Mozes, are sometimes referred to herein collectively as the New Directors) to serve as a director of our Company for a one year term.

(2) Approval of a compensation policy for the office holders of our Company, or the Compensation Policy, in accordance with the requirements of the Israeli Companies Law, 5759-1999, or the Companies Law.

(3)(a) Assuming approval of Proposal 1(a), approval of an initial grant of options, to purchase 10,000 of our ordinary shares and subsequent annual grants of options, to purchase 2,500 of our ordinary shares, to Mr. Akiva Mozes,  in accordance with the grant mechanism described in the Compensation Policy, subject to the continued service by him on our Board of Directors.

(3)(b) Assuming approval of Proposal 1(b), approval of an initial grant of options, to purchase 10,000 of our ordinary shares and subsequent annual grants of options, to purchase 2,500 of our ordinary shares, to Mr. Ziv Kop, in accordance with the grant mechanism described in the Compensation Policy, subject to the continued service by him on our Board of Directors.

(4) Approval of the payment of a special, one-time cash bonus in the amount of US $217,000 to Mr. Ofer Haviv, our President and Chief Executive Officer, in respect of his role in the successful consummation of our initial public offering in the United States.

We will also transact such other business as may properly come before the Meeting or any postponement or adjournment thereof.

Board Recommendation

Our Board of Directors unanimously recommends that you vote “FOR” each of the above proposals.

Quorum

As of the close of business on February 5, 2014, we had 24,963,766 ordinary shares issued and outstanding.  Each ordinary share outstanding as of such time is entitled to one vote upon the proposals to be presented at the Meeting. Under our Articles of Association, the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold shares representing at least twenty-five percent (25%) of our voting power.  If such quorum is not present within one-half hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week, to the same day, time and place or to a day, time and place determined by our Board of Directors and for which notice is provided to our shareholders. If 25% of our voting power is not present for the adjourned meeting, any one shareholder attending in person or by proxy will constitute a quorum, regardless of the number of shares he, she or it holds.

Vote Required for Approval of the Proposals

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions) is necessary for the approval of each proposal.

In addition, the approval of Proposal 1 requires a special majority of seventy-five percent (75%) of the shares voted on that proposal (excluding abstentions), while the approval of each of Proposals 2, 3(a)-(b) (unless Proposal 2 is approved at the Meeting) and 4 is subject to satisfaction of one of the following, additional voting requirements:

•
the majority voted in favor of the proposal includes a majority of the shares held by non-controlling shareholders who do not have a personal interest in the approval of the proposal that are voted at the Meeting, excluding abstentions; or

•
the total number of shares held by non-controlling, disinterested shareholders (as described in the previous bullet-point) voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in our Company.

A “controlling shareholder” is any shareholder that has the ability to direct a company’s activities (other than by means of being a director or other office holder of the company). For these purposes, a shareholder is deemed to be a controlling shareholder if it possesses, by itself or together with others who also possess a personal interest in the approval of the same transaction, twenty-five percent (25%) or more of the voting rights in the Company if no other shareholder possesses more than fifty percent (50%) of the voting rights in the Company. For purposes of the above special voting requirements, to the best of our knowledge, there are no shareholders who would be deemed “controlling shareholders” of our Company under the Companies Law.

A “personal interest” of a shareholder (i) includes an interest of any member of the shareholder’s immediate family (i.e., spouse, sibling, parent, parent’s parent, descendent, the spouse’s descendent, sibling or parent, and the spouse of each of these) or an interest of an entity with respect to which the shareholder (or such a family member thereof) serves as a director or the chief executive officer, owns at least 5% of the shares or its voting rights or has the right to appoint a director or the chief executive officer; and (ii) excludes an interest arising solely from the ownership of shares of the Company. In determining whether a vote cast by proxy is disinterested, the “personal interest” of the proxy holder is also considered and will cause that vote to be treated as the vote of an interested shareholder, even if the shareholder granting the proxy does not have a personal interest in the matter being voted upon.

Who Can Vote

You are entitled to notice of the Meeting and to vote at the Meeting if you are a shareholder of record at the close of business on Thursday, February, 6, 2014 (to which we sometimes refer as the Record Date).  You are also entitled to notice of the Meeting and to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on February 6, 2014, or which appear in the participant listing of a securities depository on that date.

How You Can Vote

You can vote your ordinary shares by attending the Meeting.  If you do not plan to attend the Meeting, the method of voting will differ for shares held as a record holder, shares held in “street name” (through a broker, trustee or nominee in the United States) and shares held through a Tel Aviv Stock Exchange, or TASE, member. Record holders of shares will receive proxy cards. Holders of shares in “street name” in the United States will receive either proxy cards or voting instruction cards in order to instruct their banks, brokers or other nominees on how to vote.  Holders of shares in “street name” through a TASE member will also vote via a proxy card, but through a different procedure (as described below).

Shareholders of Record

If you are a shareholder of record (that is, you hold a share certificate that is registered in your name), you can submit your vote by completing, signing and submitting (in the enclosed envelope) a proxy card, which has or will be sent to you and which will be accessible at the “Investor Relations” portion of the Company’s website, as described below under “Availability of Proxy Materials”.  You may change your mind and cancel your proxy card by sending us written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting.  Except if the Chairman of the Meeting determines otherwise, we will not be able to count a proxy card unless we receive it at our principal executive offices at the above address, or our registrar and transfer agent receives it in the enclosed envelope, not less than forty-eight (48) hours prior to the time fixed for the Meeting (which is scheduled to begin at 5:00 p.m. (Israel time) on March 11, 2014).

Please follow the instructions on the proxy card.  If you provide specific instructions (by marking a box) with regard to the proposals, your shares will be voted as you instruct.  If you sign and return your proxy card without giving specific instructions with respect to Proposals 1(a)-(b) and, in case Proposal 2 is approved, with respect to Proposal 3, your shares will be voted in accordance with the recommendations of the Board. The persons named as proxies in the enclosed proxy card will furthermore vote in accordance with the recommendations of the Board on any other matters that properly come before the Meeting. If no direction is made with respect to Proposals 2, 3(a)-(b) (but only if Proposal 2 is not approved) or 4, you will be deemed to have abstained from voting on those proposals.

If you possess a personal interest in the approval of any of Proposals 2, 3(a)-(b) (but only if Proposal 2 is not approved) or 4, you must indicate in writing (in the space provided on the proxy card) that you possess such a personal interest, and you must contact our Company’s Corporate Secretary at +972-8-9392050 or Fax; +972-8-9466724, who will advise you as to how to submit your vote for those proposal(s).

Shareholders Holding in “Street Name” in the United States

If you hold ordinary shares in “street name” in the United States, that is, you are an underlying beneficial holder who holds ordinary shares through a bank, broker or other nominee, the voting process will be based on your directing the bank, broker or other nominee to vote the ordinary shares in accordance with your voting instructions (by completing and mailing the enclosed proxy card or voting instruction card).  If no instructions are received by the bank, broker or other nominee from you on or before the date established for such purpose, the bank, broker or other nominee will not vote your shares (commonly referred to as a “broker non-vote”).

You may also submit voting instructions to a broker, trustee or nominee via the internet (at   www.proxyvote.com.  Please be certain to have your control number from your proxy card or voting instruction card ready for use in providing your voting instructions.

Where a beneficial owner has executed and returned a proxy card or voting instruction card, but has not provided voting instructions with respect to the proposals, and the broker, trustee or nominee may not, therefore, cast a vote with respect to the proposals (commonly referred to as a “broker non-vote”), the shares held by the beneficial owner will be included in determining the presence of a quorum at the Meeting, but are not considered “present” for the purpose of voting on the proposals. Such shares have no impact on the outcome of the voting on any of the proposals.

If as a beneficial holder you believe that you possess a personal interest in the approval of any of Proposals 2, 3(a)-(b) or 4, you should contact the representative managing your account, who should then contact our Corporate Secretary on your behalf. Notwithstanding the foregoing, if Proposal 2 is duly approved, the foregoing requirement relating to the possession of a personal interest shall not apply with respect to Proposals 3(a)-(b).

Shareholders Holding in “Street Name,” Through the TASE

If you hold ordinary shares in “street name” in Israel, that is, through a bank, broker or other nominee that is admitted as a member of the Tel-Aviv Stock Exchange, or the TASE, your shares will only be voted if you provide instructions to the bank, broker or other nominee as to how to vote, or if you attend the Meeting in person.

If voting by mail, you must sign and date a proxy card in the form filed by us on MAGNA on February 10, 2014 and attach to it a proof of ownership certificate (“ishur baalut”) from the TASE Clearing House member through which the shares are held indicating that you were the beneficial owner of the shares on the record date (February, 6, 2014). Please then deliver or mail (via registered mail) your completed proxy and proof of ownership certificate to our offices at 13 Gad Feinstein St, Park Rehovot P.O.B 2100, Rehovot 7612002, Israel, Attention: Inbal Israeli Gaffa, Legal Advisor or Merav Shaul Shalem, Legal Advisor.

If you possess a personal interest in the approval of any of Proposals 2, 3(a)-(b) (but only if Proposal 2 is not approved) or 4, you must indicate in writing (in the space provided on the proxy card) that you possess such a personal interest, and you must contact our Company’s Corporate Secretary at +972-8-9392050 or Fax; +972-8-9466724, who will advise you as to how to submit your vote for those proposal(s).

If you choose to attend the Meeting (where ballots will be provided), you must bring the proof of ownership certificate. If you seek to change or revoke your voting instructions, you must contact the broker.

Multiple Record Shareholders or Accounts

You may receive more than one set of voting materials, including multiple copies of this document and multiple proxy cards or voting instruction cards. For example, shareholders who hold ordinary shares in more than one brokerage account will receive a separate voting instruction card or proxy card for each brokerage account in which shares are held. Shareholders of record whose shares are registered in more than one name will receive more than one proxy card. You should complete, sign, date and return each proxy card and voting instruction card that you receive in order to ensure that all shares that you own are voted.

Solicitation of Proxies

Proxies are being distributed to shareholders on or about February 10, 2014. Certain officers, directors, employees, and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, emails, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this Proxy Statement are available at the “Investor Relations” portion of our Company’s website, http://investors.evogene.com/sec-filings.aspx. The contents of that website are not a part of this Proxy Statement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 5, 2014 by:

•	each person or entity known by us to own beneficially more than 5% of our outstanding shares;

•	each of our directors and executive officers individually; and

•	all of our executive officers and directors as a group.

The beneficial ownership of ordinary shares is determined in accordance with the rules of the U.S. Securities and Exchange Commission, or SEC, and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem shares subject to options or warrants that are currently exercisable or exercisable within 60 days of February 6, 2014, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of shares beneficially owned is based on 24,963,766 ordinary shares outstanding as of February 5, 2014. We have also set forth below information known to us regarding any significant change in the percentage ownership of our ordinary shares by any major shareholders during the past three years.

Unless otherwise noted below, each shareholder’s address is 13 Gad Feinstein Street, Park Rehovot, P.O.B 2100, Rehovot 7612002, Israel. The beneficial ownership of ordinary shares is determined in accordance with the rules of the U.S. Securities and Exchange Commission, or SEC, and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem shares subject to options or warrants that are currently exercisable or exercisable within 60 days of February 6, 2014, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of shares beneficially owned is based on 24,963,766 ordinary shares outstanding as of February 5, 2014. We have also set forth below information known to us regarding any significant change in the percentage ownership of our ordinary shares by any major shareholders during the past three years.

Unless otherwise noted below, each shareholder’s address, for this purpose, is 13 Gad Feinstein Street, Park Rehovot, P.O.B 2100, Rehovot 7612002, Israel.

Name of Beneficial Owner	Shares Beneficially Owned
	Number	Percentage
Directors and Executive Officers
Ofer Haviv(1)	537,500	2.2%
Sigal Fattal(2)	39,845	*
Assaf Kacen(3)	121,566	*
Dr. Hagai Karchi(4)	314,688	1.3%
Assaf Oron(5)	189,688	*
Martin S. Gerstel(6)	402,756	1.6%
Leon Y. Recanati(7)	858,235	3.4%
Dr. Michael Anghel(8)	16,250	*
Dr. Kinneret Livnat Savitsky(9)	8,750	*
Dr. Simcha Sadan(10)	53,525	*
Dr. Adina Makover(11)	13,924	*
Ziv Kop	-	-

All executive officers and directors as a group (12 persons)	2,556,727	10.2%

Principal Shareholders
Monsanto Company(12)	2,449,924	9.8%

*	Less than 1%.

(1)
Consists of 537,500 ordinary shares underlying options to purchase ordinary shares exercisable within 60 days of February 6, 2014. The weighted average exercise price of these options is NIS 19.53 or $5.52 per share and the latest expire on June 19, 2020.

(2)
Consists of 39,845 ordinary shares underlying options to purchase ordinary shares exercisable within 60 days of February 6, 2014. The weighted average exercise price of these options is NIS 38.49 or $10.88 per share, and they expire over a series of dates, the last of which is July 15, 2023.

(3)
Consists of 121,566 ordinary shares underlying options to purchase ordinary shares exercisable within 60 days of February 6, 2014. The weighted average exercise price of these options is NIS 30.09 or $8.50 per share, and they expire over a series of dates, the last of which is July 15, 2023.

(4)
Consists of 90,000 ordinary shares and 224,688 ordinary shares underlying options to purchase ordinary shares exercisable within 60 days of February 6, 2014. The weighted average exercise price of these options is NIS 25.47 or $7.20 per share, and they expire over a series of dates, the last of which is July 15, 2023.

(5)
Consists of 189,688 ordinary shares underlying options to purchase ordinary shares exercisable within 60 days of February 6, 2014. The weighted average exercise price of these options is NIS 28.61 or $8.09 per share, and they expire over a series of dates, the last of which is July 15, 2023.

(6)
Consists of 53,750 ordinary shares underlying options to purchase ordinary shares exercisable within 60 days of February 6, 2014. The weighted average exercise price of these options is NIS 13.14 or $3.71 per share and they expire over a series of dates, the last of which is June 11, 2020. Also includes 349,006 ordinary shares, consists of: (a) 133,815 shares ordinary shares held by Martin S. Gerstel and (b) 215,191 shares held by Shomar Corporation over which Martin S. Gerstel and his wife Mrs. Shoshana Gerstel possess voting and investment power.

(7)
Consists of 838,860 ordinary shares and 19,375 ordinary shares underlying options to purchase ordinary shares exercisable within 60 days of February 6, 2014. The weighted average exercise price of these options is NIS 14.14 or $4.00 per share and they expire over a series of dates, the last of which is June 11, 2020.

(8)
Consists of 16,250 ordinary shares underlying options to purchase ordinary shares exercisable within 60 days of February 6, 2014. The weighted average exercise price of these options is NIS 14.66 or $4.14 per share and they expire over a series of dates, the last of which is September 17, 2020.

(9)
Consists of 8,750 ordinary shares underlying options to purchase ordinary shares exercisable within 60 days of February 6, 2014. The weighted average exercise price of these options is NIS 32.26 or $9.12 per share and they expire over a series of dates, the last of which is September 17, 2020.

(10)
Includes 19,375 ordinary shares underlying options to purchase ordinary shares exercisable within 60 days of February 6, 2014. The weighted average exercise price of these options is NIS 14.14 or $4.00 per share and they expire over a series of dates, the last of which is June 11, 2020. Also includes 34,150 ordinary shares, held by S.M.B. Ltd., over which Dr. Simcha Sadan possesses voting and investment power.

(11)
Consists of 1,424 ordinary shares and 12,500 ordinary shares underlying options to purchase ordinary shares exercisable within 60 days of February 6, 2014. The weighted average exercise price of these options is NIS 16.45 or $4.65 per share and they expire over a series of dates, the last of which is June 11, 2020.

(12)
The address for Monsanto Company is 800 North Lindbergh Boulevard, St. Louis, Missouri 63167 USA. Monsanto Company possesses voting and dispositive investment power. Monsanto Company is a Delaware corporation and is listed on the New York Stock Exchange.

PROPOSAL 1:

ELECTION OF MR. AKIVA MOZES AND REELECTION OF MR. ZIV KOP, EACH FOR A ONE YEAR
TERM AS A DIRECTOR

Background

Under our articles of association, our Board of Directors must consist of not less than three and no more than seven directors, not including two external directors as required by the Companies Law. Our Board of Directors currently consists of a total of seven directors, who include Mr. Ziv Kop, whose reelection, brought to the Meeting for its approval, and two external directors.

(a)           Mr. Akiva Mozes

Our compensation and nominating committee of our Board of Directors (in its role as nominating committee) recommended the nomination by the Board, and the election by our shareholders at the Meeting, Mr. Akiva Mozes as a director for a one year term. Our Board of Directors approved this recommendation and has, in turn, nominated Mr. Mozes and recommended to our shareholders to elect him at the Meeting to serve as a director for a one year term.

Set forth below is certain biographical information regarding the background and experience of Mr. Mozes:

Akiva Mozes is a member of the Board of Directors of Strauss Group. Previously, Mr. Mozes served as Chairman of Oil Refineries Ltd (Bazan Group) and as President and Chief Executive Officer of Israel Chemicals, one of the world’s leading manufacturers of fertilizer and specialty chemicals. Mr. Mozes other prior Chairman of the Board positions include Dead Sea Works Ltd, Rotem Amfert Negev Ltd, and Bromine Compounds Ltd.  He holds several public advisory positions and received a number of leading industry and business awards. Mr. Mozes holds a BA in Economics and Political Science and an MBA, both from Hebrew University of Jerusalem.

(b)           Mr. Ziv Kop

Our compensation and nominating committee has also recommended the nomination by the Board, and the reelection by our shareholders at the Meeting, of Mr. Ziv Kop as a director for a one year term. Our Board of Directors approved this recommendation and has, in turn, nominated Mr. Kop and recommended to our shareholders to elect him at the Meeting to serve as a director for a one year term.

Set forth below is certain biographical information regarding the background and experience of Mr. Kop:

Ziv Kop has served as a director of our Company since he was appointed by the Board on January 12, 2014. Mr. Kop is the founder and CEO of Go Capital, a newly formed private equity fund targeting growth opportunities in technology driven private and public Israeli companies. Previously, and since its inception in 2003, Mr. Kop was a Managing Partner at GlenRock Israel, a private equity investment firm, where he managed a portfolio of growth companies in the fields of advanced technologies and healthcare, and served on the Board of more than ten private and public companies. Prior to his role at GlenRock, Mr. Kop served as Chief Executive Officer of POC Management Consulting, a leading Israeli consultancy in the field of strategic planning. Mr. Kop is a graduate of both Tel Aviv University Law School and Business School, and INSEAD's Young Managers Program.

Proposed Resolutions

We are proposing the adoption by our shareholders of the following resolutions at the Meeting:

(a) “RESOLVED, that Mr. Akiva Mozes be, and hereby is, elected to serve as a director of Evogene, effective from the date hereof, for a term of one year”.

(b) “RESOLVED, that Mr. Ziv Kop be, and hereby is, reelected to serve as a director of Evogene, effective from the date hereof, for a term of one year.”

Required Vote

Shareholders may vote for or against, or may abstain from voting, in connection with the election of Mr. Mozes and/or the reelection of Mr. Kop. The affirmative vote of holders of a special majority of seventy-five percent (75%) of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for each of the election of Mr. Mozes and the reelection of Mr. Kop.

Board Recommendation

Our Board of Directors unanimously recommends a vote FOR the election of Mr. Akiva Mozes and FOR the reelection of Mr. Ziv Kop, in each case to serve on our Board of Directors for a one year term.

PROPOSAL 2:

APPROVAL OF OUR COMPENSATION POLICY

Background

Pursuant to Amendment No. 20 to the Companies Law, approved by the Israeli Knesset on November 5, 2012, or Amendment No. 20, which became effective on December 12, 2012, every public Israeli company is required to adopt a compensation policy that sets forth guidelines for the compensation of office holders (as defined in the Companies Law).

Under Amendment No. 20 the compensation policy must serve as the basis for decisions concerning the financial terms of employment or engagement of office holders of a company, including exculpation, insurance, or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must relate to certain factors, including advancement of a company’s objectives, a company’s business and its long-term strategy, and creation of appropriate incentives for office holders. It must also consider, among other things, a company’s risk management, size and the nature of its operations. The Companies Law describes what factors have to be considered by, and what principles must be included in, a compensation policy.

Under Amendment No. 20, the compensation committee of a company’s Board of Directors is responsible for (a) recommending the Compensation Policy to the Board of Directors for its approval (and subsequent approval by its shareholders) and (b) duties related to the Compensation Policy and to the compensation of a Company’s office holders as well as functions previously fulfilled by the audit committee of the Board of Directors with respect to approval of the terms of engagement of office holders. In light of these requirements under Amendment No. 20, our Board of Directors has appointed a compensation and nominating committee, and that committee has recommended (in its role as compensation committee), and our Board of Directors has approved, a Compensation Policy for the office holders of our Company, in the form attached as Appendix A to this Proxy Statement, that covers the matters described in Amendment No. 20 and that is aimed at balancing between short-term and long-term incentives to the office holders of our Company.

If the Compensation Policy is not approved by the shareholders, our Board of Directors may nonetheless approve the Compensation Policy, provided that the compensation and nominating committee and the Board of Directors determine, after additional discussions concerning the Compensation Policy and for specified reasons, that the approval of the Compensation Policy is beneficial to our Company.

We recommend that our shareholders refer to the Compensation Policy itself, which is attached as Appendix A to this Proxy Statement.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution at the Meeting:

“RESOLVED, that the Compensation Policy for the office holders of Evogene, attached as Appendix A to the Proxy Statement, dated February 10, 2014, with respect to the Meeting, as approved by the Board of Directors of Evogene, following the recommendation of its compensation and nominating committee, be, and hereby is, approved by the shareholders of the Company.”

Required Vote

As described above (under “Vote Required for Approval of the Proposals”), the approval of the Compensation Policy for office holders requires the affirmative vote of shareholders present in person or by proxy and holding ordinary shares representing a majority of the votes cast with respect to this proposal. Furthermore, under the Companies Law, the approval of this proposal requires that either: (i) such majority includes at least a majority of the voting power of the non-controlling and non-interested shareholders who are present in person or by proxy and who vote on the proposal; or (ii) the total votes cast in opposition to the proposal by the non-controlling and non-interested shareholders does not exceed 2% of all of the voting power in our Company.

A shareholder must inform our Company before the vote (or if voting by proxy or voting instruction form, indicate on the proxy card or voting instruction form) whether or not such shareholder has a personal interest in approval of this proposal, and failure to do so disqualifies the shareholder from participating in the vote.  Since it is highly unlikely that any of our shareholders has a personal interest in this matter and in order to avoid confusion in the voting and tabulation process, a shareholder who signs and returns a proxy card or voting instruction form will be deemed to be confirming that such shareholder, and any related party of such shareholder, has no personal interest with respect to the approval of the compensation policy.  If you believe that you, or a related party of yours, possesses a personal interest and you wish to participate in the vote on this proposal, you should indicate such personal interest in the space provided on the proxy card (or on the voting instruction form), and you should contact our Company’s Corporate Secretary at +972-8-9392050 or Fax; +972-8-9466724, who will advise you as to how to submit your vote for this proposal. If you hold your shares in “street name” and believe that you, or a related party of yours, possesses a personal interest in the approval of this proposal, you should contact the representative managing your account, who should then contact our Corporate Secretary on your behalf.

Board Recommendation

Our Board of Directors unanimously recommends a vote FOR the foregoing resolution approving the Compensation Policy for our office holders.

PROPOSAL 3:

APPROVAL OF INITIAL AND SUBSEQUENT GRANTS OF OPTIONS TO PURCHASE ORDINARY
 SHARES OF OUR COMPANY TO EACH OF (A) MR. MOZES AND (B) MR. KOP

Background

Under the Companies Law, the compensation of directors of a public company requires approval by the compensation committee of the Board of Directors, the Board and shareholders of the company (in that order). The compensation and nominating committee of our Board of Directors (in its role as compensation committee) and our Board of Directors have approved, subject to (i) shareholder approval and (ii) the election of Mr. Mozes and/or   reelection of Mr. Ziv Kop as directors pursuant to Proposals 1(a) and/or 1(b), respectively, the grant to  (a) Mr. Mozes and/or (b) Mr. Kop  (as appropriate) of options to purchase 10,000 ordinary shares of our Company, on a one-time basis, and subsequent annual grants of options, each to purchase 2,500 ordinary shares of our Company, in accordance with the grant mechanism described in the Compensation Policy, subject to the continued service by Messrs. Mozes and/or Kop (as appropriate) on our Board of Directors.

Shareholders are being asked to approve the foregoing options grants at the Meeting.

Proposed Resolutions

We are proposing the adoption by our shareholders of the following resolutions at the Meeting:

(a) “RESOLVED, that, assuming approval of Proposal 1(a) at the Meeting, an initial grant of options to purchase 10,000 of the Company’s ordinary shares and subsequent annual grants of options to purchase 2,500 of the Company’s ordinary shares, to Mr. Mozes, in accordance with the grant mechanism described in the Compensation Policy (but regardless of whether the Compensation Policy itself is approved at the Meeting), subject to the continued service by Mr. Mozes on our Board of Directors be, and hereby is, approved in all respects.”

(b) “RESOLVED, that, assuming approval of Proposal 1(b) at the Meeting, an initial grant of options to purchase 10,000 of the Company’s ordinary shares and subsequent annual grants of options to purchase 2,500 of the Company’s ordinary shares, to Mr. Kop, in accordance with the grant mechanism described in the Compensation Policy (but regardless of whether the Compensation Policy itself is approved at the Meeting), subject to the continued service by Mr. Kop on our Board of Directors be, and hereby is, approved in all respects.”

Required Vote

As described above (under “Vote Required for Approval of the Proposals”), the approval of the foregoing option grants to Messrs. Mozes and Kop, respectively, requires, in each case, the affirmative vote of shareholders present in person or by proxy and holding ordinary shares representing a majority of the votes cast with respect to parts (a) and/or (b) of this proposal. Furthermore, under the Companies Law, if Proposal 2 (adoption of our compensation policy) is not approved, then approval of each of parts (a) and (b) of  this Proposal 3 requires that either: (i) the majority approving part (a) or (b) (as appropriate) of this Proposal 3 includes at least a majority of the voting power of the non-controlling and non-interested shareholders who are present in person or by proxy and who vote on that part of this Proposal 3; or (ii) the total votes cast in opposition to part (a) or (b) (as appropriate) of this Proposal 3 by the non-controlling and non-interested shareholders does not exceed 2% of all of the voting power in our Company.

A shareholder must inform our Company before the vote (or if voting by proxy or voting instruction form, indicate on the proxy card or voting instruction form) whether or not such shareholder has a personal interest in approval of either part of this proposal, and failure to do so disqualifies the shareholder from participating in the vote.  Since it is highly unlikely that any of our shareholders has a personal interest in this matter and in order to avoid confusion in the voting and tabulation process, a shareholder who signs and returns a proxy card or voting instruction form will be deemed to be confirming that such shareholder, and any related party of such shareholder, has no personal interest with respect to the approval of the foregoing option grants to Mr. Mozes or Mr. Kop.  If you believe that you, or a related party of yours, possesses a personal interest and you wish to participate in the vote on the part of the proposal for which you possess such an interest, you should indicate such personal interest in the space provided on the proxy card (or on the voting instruction form), and you should contact our Company’s Corporate Secretary at +972-8-9392050 or Fax; +972-8-9466724, who will advise you as to how to submit your vote for that part of the proposal. If you hold your shares in “street name” and believe that you, or a related party of yours, possesses a personal interest in the approval of either part of this proposal, you should contact the representative managing your account, who should then contact our Corporate Secretary on your behalf.

Board Recommendation

Our Board of Directors unanimously recommends a vote FOR the foregoing resolution approving the initial and subsequent annual grants of options to purchase ordinary shares of our Company to (a) Mr. Mozes and/or, as applicable, (b) Mr. Kop.

PROPOSAL 4:

APPROVAL OF PAYMENT OF SPECIAL ONE TIME BONUS TO OUR PRESIDENT AND CHIEF
EXECUTIVE OFFICER IN RECOGNITION OF HIS  ROLE IN THE SUCCESSFUL CONSUMMATION OF
OUR INITIAL PUBLIC OFFERING IN THE UNITED STATES

Background

Under the Companies Law, pursuant to Amendment No. 20, arrangements regarding the compensation of our Company’s  President and Chief Executive Officer require the approval of the compensation and nominating committee of our Board of Directors (in its role as compensation committee), the Board of Directors and the shareholders, in that order.

In meetings that were held on January 26, 2014 our compensation and nominating committee (in its role as compensation committee), followed by our Board of Directors, approved, subject to the approval of our shareholders at the Meeting, a special one-time cash bonus in an amount of US $217,000 to be paid to Mr. Ofer Haviv, our  President and Chief Executive Officer, in recognition of his significant role and contribution to the successful consummation of our initial public offering in the United States, or the Offering, and the listing of our ordinary shares on the New York Stock Exchange, or the Listing, which were completed in November 2013.

Our compensation and nominating committee (in its role as compensation committee), and our Board of Directors, considered Mr. Haviv's, material role in the successful consummation of the Offering and Listing.  In light of his achievements, each of the compensation and nominating committee and the Board of Directors has, in turn, approved this special one- time bonus. Our compensation and nominating committee and our Board expressed their belief that in light of the foregoing performance of Mr. Haviv himself and of our Company, the discretionary, one-time bonus is both appropriate and reasonable.

In reaching their respective decisions and making their recommendations as to the amount of the one-time bonus, our compensation and nominating committee and the Board of Directors also considered various quantitative and qualitative data, including data concerning: (i) the price in the Offering compared to our share price on the Tel Aviv Stock Exchange, or TASE, at the same time, (ii) our ability to raise funds in the Offering that far exceeded the initial target set by our Board of Directors; (iii) the positive quality of the investors who participated in the Offering; and (iv) compensation for comparably situated chief executive officers, or CEOs, of Israeli companies that have recently undergone a successful initial public Offering and Listing in the United States.

The below table, which our compensation and nominating committee and our Board of Directors considered in approving Mr. Haviv’s prospective bonus, presents a comparison of recent initial public offerings, or IPOs, in the Unites States by Israeli companies, and the cash bonuses granted to the chief executive officers, or CEOs, of the respective companies in respect thereof:

COMPANY	IPO DATE	MARKET	IPO SIZE (in US$, including underwriters’ \ over-allotment option)	CEO CASH BONUS (in US$)	CEO CASH BONUS AS % OF IPO SIZE
Kamada Ltd.	May 2013	NASDAQ	58,843,073	1,000,000	1.70%
Mazor Robotics Ltd.	October 2013	NASDAQ	46,920,000	171,429	0.37%
Alcobra Ltd.	May 2013	NASDAQ	25,000,000	200,000	0.80%
Evogene Ltd.	November 2013	NYSE	84,812,500	217,000	0.26%

Our compensation and nominating committee and our Board of Directors also considered certain other factors that are prescribed by the Companies Law and by our Compensation Policy, which is attached to this Proxy Statement as Appendix A. Our compensation and nominating committee and our Board of Directors have concluded that the amount of this special one-time bonus is consistent with our Compensation Policy.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution at the Meeting:

“RESOLVED, that the payment of a special one- time bonus to Mr. Ofer Haviv, our President and Chief Executive Officer, in respect of his role and performance in our Company's successful initial public Offering in the United States and Listing on the New York Stock Exchange, completed in November 2013, as described in Proposal 4 of the Proxy Statement, be, and hereby is, approved in all respects.”

Required Vote

As described above (under “Vote Required for Approval of the Proposals”), the approval of the special one- time bonus for our  President and Chief Executive Officer requires the affirmative vote of shareholders present in person or by proxy and holding ordinary shares representing a majority of the votes cast with respect to this proposal.  Furthermore, under the Companies Law, the approval of this proposal requires that either: (i) such majority includes at least a majority of the voting power of the non-controlling and non-interested shareholders who are present in person or by proxy and who vote on this proposal; or (ii) the total votes cast in opposition to the proposal by the non-controlling and non-interested shareholders does not exceed 2% of all of the voting power in our Company.

A shareholder must inform our Company before the vote (or if voting by proxy or voting instruction form, indicate on the proxy card or voting instruction form) whether or not such shareholder has a personal interest in approval of this proposal, and failure to do so disqualifies the shareholder from participating in the vote.  Since it is highly unlikely that any of our shareholders has a personal interest in this matter and in order to avoid confusion in the voting and tabulation process, a shareholder who signs and returns a proxy card or voting instruction form will be deemed to be confirming that such shareholder, and any related party of such shareholder, has no personal interest with respect to the approval of the foregoing special one-time bonus for Mr. Haviv.  If you believe that you, or a related party of yours, possesses a personal interest and you wish to participate in the vote on this proposal, you should indicate such personal interest in the space provided on the proxy card (or on the voting instruction form), and you should contact our Company’s Corporate Secretary at +972-8-9392050 or Fax; +972-8-9466724, who will advise you as to how to submit your vote for this proposal. If you hold your shares in “street name” and believe that you, or a related party of yours, possesses a personal interest in the approval of this proposal, you should contact the representative managing your account, who should then contact our Corporate Secretary on your behalf.

Board Recommendation

The Board of Directors unanimously recommends a vote FOR the foregoing resolution approving the special one-time bonus for our President and Chief Executive Officer.

OTHER MATTERS

Our Board of Directors does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of Special General Meeting of Shareholders and knows of no matters to be brought before the Meeting by others.  If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with the judgment and recommendation of the Board of Directors.

WHERE YOU CAN FIND MORE INFORMATION

We report in an ongoing manner to the SEC.  This Proxy Statement and the proxy card with respect to the proposals to be voted upon at the Meeting are being attached as exhibits to a Report of Foreign Private Issuer on Form 6-K that is being furnished to the SEC and that is available for viewing through the EDGAR website of the SEC at www.sec.gov and at the Investor Relations portion of our corporate website, at http://investors.evogene.com/sec-filings.aspx.

By Order of the Board of Directors, Ms. Sigal Fattal Chief Financial Officer

Dated: February 10, 2014

Exhibit 99.1 (a)

APPENDIX A
Evogene Ltd. Compensation Policy

Evogene Ltd.

  Officers Compensation Policy

1.	Purpose and Contents

This document set forth the compensation policy of Evogene Ltd. (the “Company”) for it’s' executive officers. For purpose of this policy "executive officers" shall mean "office holders" as such term defined in the Israeli Companies Law, 1999,  (the “Officers”), including the Company Chief executive officer (the "CEO"). The policy is subject to applicable law and is in accordance with Amendment 20 to the Israeli Companies Law, 1999 (“Amendment 20 to the Companies Law”).

The setting and publication of the Company’s compensation policy are intended to increase the transparency of the Company’s activity in all matters pertaining to the compensation of its Officers and to improve the ability of all shareholders to express their opinion and influence the Company's compensation policy.

For the avoidance of doubt, this document does not grant any rights to Officer, nor does it revoke any. The Company’s Officers shall be entitled to compensation only in accordance with the approval of the Compensation Committee and the Board of Directors (and the General Meeting in as much as its approval is required), as it is granted personally to each.

To be clarified, this document defines, inter alia, the maximum values for the various compensation components. Granting compensation less than specified in this document to a Company Officer shall not be considered deviation from the provisions of the compensation policy and shall not require the approval of the General Meeting, as is required in other events of deviation from the Company’s compensation policy.

This policy is worded in the masculine gender for convenience only but is intended for both men and women, without distinction or changes.

2.	General Background

2.1.
Considerations in Setting Officers Compensation Policy and its Goals

The Company’s Officers compensation policy was designed to promote the achievement of Company’s goals and support the realization of its work plan and its business strategy over the long term.

The policy was determined taking into consideration the Company’s size, value, financial status, scope and nature of its revenues, mixture of personnel employed by it and the cost of their employment, its performance in relation to other companies in its field and the nature of its activity as a research and development company.

As of the adoption of the compensation policy, the Company has been a developing company, its main and significant revenues are only expected to be received in a number of years, from milestone and other payments , if and when commercial products are developed that include genes and/or DNA sequences, chemical and other compounds discovered by the Company.

The Officer’s compensation policy is intended to ensure that:

2.1.1.	Company’s Officers interests are aligned with those of the Company;
2.1.2.	The Company shall be able to recruit and retain senior Officers who have the ability to lead the Company to business success and handle the challenges it faces;
2.1.3.	The Officers will be incentivized to achieve a high level of business performance and avoid unreasonable risks;
2.1.4.	The Officers will be remunerated for achieving Company strategic goals, considering a long-term view and in accordance with their role at the Company;
2.1.5.
A proper balance will be achieved between the various compensation components – fixed components vs. variable, short-term vs. long-term, and cash compensation vs. equity based compensation and associated benefits;

2.1.6.	The total compensation level for Company Officers shall be in keeping with the size of the Company, the nature of its activity and complexity of its business;
2.1.7.	A proper balance will be created between the compensation of the Company’s Officers and the compensation of the Company’s other employees.

2.2.	The Primary Organs Involved in Determining the Company’s Compensation Policy

The Organs involved in determining the Company’s Officers Compensation policy are:

•
The Compensation Committee – provides recommendations to the Board of Directors on the Officers Compensation policy, the extension of the Compensation policy and its revision inasmuch it is required and approves the terms of service and employment of Officers at the Company in accordance with the Israeli Companies Law.

•
Company Board of Directors – determines the Compensation policy in accordance with the recommendations of the Compensation Committee examines its policy from time to time and the need to adapt it and approves the terms of service and employment of Company executives, inasmuch as its approval is required in accordance with the Israeli Companies Law.

•
The General Meeting of the Company’s shareholders – approves the Compensation policy and the terms of service and employment of Company Officers, inasmuch as such approval is required, in accordance with the Israeli Companies Law.

2.3.	The Business Environment and its Impact on Officers Compensation:

Being a Company dealing in research and development for improving plants using biotechnological and chemical means (agro-biotech), the Company competes for the recruitment and retention of executives and leading professionals, against other companies operating in the field of biotechnology in general and agro-biotech in particular. As of the adoption of this policy (January 2014), there is a shortage of high-quality managerial personnel with expertise in the Company's specific area of activity, and as this is a growing field, to which many more companies are added every year, concerns exist that the Company's executive staff will become a target for recruitment by competing companies.

The Company’s compensation policy is intended, among other things, to guarantee the Company’s ability to attract and retain the high-talented professional with the skills required to promote creativity and to develop its business and achieve business success.

3.	Officers Compensation in Light of the Company’s Values and Business Strategy

3.1.	Ratio between Officers Compensation and the Compensation of the Company’s other employees:

The Company sees the need to remunerate its Officers for their contribution to its long-term business success considering the extensive authority and responsibilities they hold.
At the same time, as the Company employs a relatively large number of employees with unique professional expertise, many of them holding postgraduate degrees (PhD), the Company considers it important to provide all of the Company’s employees with suitable compensation and to maintain reasonable gaps between the compensation of its Officers and that of the Company’s other employees, including sub-contractor workers.

As of the approval of this policy, the Company has approximately 190 employees, of which 5 are Officers (1 CEO and 4 VPs).

Considering the Company's nature, size, value, the scope of its activity in certain areas, the mixture of personnel employed by it and its area of activity, the ratio between the terms of service and employment of each of the Company's Officers and the average and median salary of the Company’s other employees, shall not exceed the ratio detailed in the following table:

Rank	Ratio of Terms of Service and Employment to the Cost of Median Salary	Ratio of Terms of Service and Employment to the Cost of Average Salary
CEO	25	25
VP	20	20

In this section “salary” – any compensation elements for which Social Security fees are paid in accordance with Chapter O of the Israeli Social Security Law (Combined version), 1995.

The maximum ratio set in the table for each rank of Officer in the Company is appropriate and reasonable, and is not expected to have a negative impact on labor relationships in the Company.

3.2.	Ratio between the Company’s Business Results and the Compensation of its Officers

The Company’s policy is that the overall compensation for its Officers should be significantly influenced by the Company's business results, the creation of added value for the Company’s shareholders and each Officer’s individual contribution to achieving these results and the scope of responsibility and professional expertise of the Officer. It is also the Company’s policy that the higher the organizational level of an employee, the greater should be the impact of the bushiness results, the change in the stock market price of the Company’s share and the personal contribution of each Officer for the achievement of these results, on the Officer’s compensation. For this purpose, the higher the executive rank, the greater the weight of the components of equity based compensation and performance based variable compensation, out of the total compensation package, shall be higher.

4.	Main Conceptions of the Company’s Compensation Policy

4.1.	Total Compensation Approach

It is desirable that the total compensation of each employee, and particularly that of executives, will be constructed of a number of components, so that each component compensates the employee for a different aspect of their contribution to the Company:

•
Base salary – intended to provide the Officers with partial compensation for the time they spend in carrying out their duties at the Company and for performing their day-to-day duties. The base salary expresses, on the one hand, the Officer's skills (such as their experience, the knowledge they bring to their position, expertise accumulated in their area of responsibility, their education, professional experience, certification and more), and on the other hand, the job requirements , the areas of responsibility and authority they bear.

•
Benefits and perquisites – some are mandated by applicable law (components such as pension savings, compensation provisions, vacation days, sick days, convalescence and so on), and some deriving from generally accepted practices in the labor market (such as company car, health insurance, and education funds savings), and some are intended to reimburse the Officers for expenses resulting from their activities (such as hospitality, communication and more).

•
Performance-based Variable Compensation (grant/bonus) – intended to reward the Officers for their achievements and for their contributions to the achievement of the Company’s long-term goals, over the course of the period for which the variable compensation is paid. The variable compensation is intended to complete the fixed base salary.

•
Variable Equity Based Compensation – intended to link between maximizing value creation for shareholders, as expressed in the increasing value of the Company’s shares over time, and the compensation provided by the Company to the Officers and employees. This compensation element creates shared interest between employees, executives and shareholders and helps create motivation and retain Company executives.

In order to ensure the right balance between all of the components of Officers Total Compensation, all the components and the overall Total Package will be presented to the Compensation Committee and the Board of Directors, when discussing the approval of any of an Officer’s Compensation components.

4.1.1.	Ratios between the Components of the Officers’ Compensation Package

The ratio between the components of Officers’ compensation package shall be as detailed in the following table:

Rank	Fixed Component *	Variable Component **
CEO and VP's	35%-55%	45%-65%

* For the purpose of this section “Fixed Component” means the base salary (Section 5.1 below) and associated benefits and perquisites (5.3 below).

** For the purpose of this section, “Variable Component” means:

1.	The annual bonus (Section 5.2.1 below) plus
2.	The equity based compensation (Section 5.2.3 below).

A deviation of up to 5% of these terms shall not constitute a deviation or deflection from the compensation policy.

Note that this refers to the planned ratio only, assuming the receipt of the target bonus as stated in this policy. The ratio in practice, in a given year, between the components of the compensation package may be different due to underperformance or overachievement impacting the variable compensation, as stated in this policy.

5.	Compensation Components

5.1.	Base Salary

5.1.1.
Determining Fixed Salary for Officers

The base salary of an Officer shall be determined during the course of negotiations for his employment in the Company, conducted by the person who will directly supervise him (for the CEO – the Chairman of the Board of Directors, and for the other Officers subordinate to the CEO, the CEO). The party responsible for the recruitment of the intended Officer shall set the base salary within the range determined in the directives of this policy (as detailed in the following table at section 5.1.1.3 below) and the salary shall be brought before the relevant Company organs for approval, as required by law. The job requirements for the various Officer positions at the Company are detailed in Appendix A.

The salary will be determined personally for each Officer and shall express the skills of the candidate (including, among other things, his education, expertise, professional experience), his achievements, suitability with the intended position job requirements and the conditions in the relevant market for similar positions in similar companies, on the recruitment date.

The Company believes that the emphasis in its compensation policy should be on performance-based compensation and therefore the Company shall strive to set the base salary close to the median salary in the relevant market for similar positions, while maintaining reasonable gaps between Company Officers. At the same time, and in order to allow the Company to recruit the highly talented management personal it needs in order to achieve its goals, the Company shall aim to grant its executives a higher than usual level of equity based compensation and performance-based variable compensation (bonuses) so that the Officers’ total compensation package (assuming that the Company and the Officers meet their goals) shall be not lower than the median total compensation in the relevant market.

As the Officers hold executive positions as defined in the Hours of Work and Rest Law, such law shall not apply to Officers and they shall not be entitled to Compensation for overtime work or work on the days of rest.

5.1.1.1.
Market Comparison (Benchmark)

In order to determine salaries for new Company Officers, or in order to examine whether to adjust the salary of existing Officers, a comparative salary survey for similar positions in the relevant market and in similar companies shall be used. For the purposes of the foregoing comparative studies, companies meeting as many of the following characteristics as possible will be selected:

•	The nature of the Company’s activity
•	The Company’s turnover
•	The number of Company employees (and the parameters within which a company shall be considered relevant for comparison in terms of the number of employees).
•	The Company’s market value

The comparison sample shall be based on a combination of public and private companies, inasmuch as the information is available.

A reminder: the structure of the Compensation package for senior executive positions generally includes the following components:

•	A fixed base salary
•
Car and grossing up – including the economic value of company car as well as the grossing up of the value of use of the vehicle, if any, as well as regular payments and grossing ups, inasmuch as they exist.

•	Annual bonuses linking the Officer's earnings to the achievement of the Company’s short-term goals.
•	Equity based Compensation (options and shares) linking the Officer's earnings to the achievement of the Company’s long-term goals and the enhancement of the Company’s value.

5.1.1.2.
Internal Comparison

Before setting the salary of a new Officer, the following factors shall be taken into consideration, as well as their expected influence on the work relations in the Company as a whole and in its management:

•	The salary gap between the Officer and the Company's other Officers;
•	The salary gap between the Officer and the other Company employees;
•	If there are similar Company executives – the salary gap between the Officer and employees in similar positions.

5.1.1.3.	The range of (gross) base monthly salaries for Company Officers shall be:

Rank	Minimum	Maximum
CEO	₪ 60,000	₪ 100,000
VP	₪ 40,000	₪ 60,000

The sums denoted in this table are as of the adoption date of this compensation policy, and they shall be linked to the Consumer Price Index.
A deviation of up to 10% above and below the ranges detailed in the table shall not constitute deviation from the compensation policy.

5.1.1.4.	Director Compensation:

The compensation of all directors at the Company shall be determined in accordance with the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director), 2000 (the "Compensation Regulations") and shall be set at the maximum Compensation permitted under the Compensation Regulations, among other reasons taking into account their definition as financial experts.

With the exception of the above, directors shall not be entitled to any compensation, unless they are employed in an additional position at the Company, in which case their salary shall be determined according to Company customary compensation for similar positions, subject to the provisions of this compensation policy.

In addition, Directors shall be entitled to equity based compensation, pursuant to the provisions on section 5.2.3.4 below.
Directors shall be entitled only to such compensation as has been expressly provided for in this document.

5.1.2.
Principles of Periodic Salary Review and Update

In order to retain the Officers in their positions over time, the base salaries of the Officers shall be reviewed annually, taking into consideration the challenges of the given year and the following one, the complexity of the Officer’s roles, their scope and their centrality in achieving the Company's goals, taking the Company's resources and its market status into consideration. To the extent necessary, a proposal shall be prepared regarding the update of the Officers’ salaries (or that of some of them), and brought before the Compensation Committee, the Board of Directors and the General Meeting for approval, inasmuch as its approval is required by law.

5.1.3.	Linkage No automatic linkage shall be made out for Officers’ salaries, except for the statutory cost of living increase as required by law.

5.1.4.
Transfer Abroad

In cases where Company needs mandate the relocation of an Officer to another country, the Officer shall be entitled to special compensation for the move abroad as generally accepted in similar cases, including the following components:

5.1.4.1.	Fixed salary – the Officer’s base salary and associated benefits shall be determined according to generally accepted practices for similar positions in the target country.

5.1.4.2.
Transfer bonus – the Officer shall be entitled to a transfer bonus that will not exceed 2 monthly salaries (according to the base salary in the target country). In the event that the Officer chooses to end their relocation mission before one year has passed from the transfer date, the Officer shall reimburse the Company for the relative portion of the bonus according to the relative period remaining until the conclusion of one year from the transition date.

5.1.4.3.	Reimbursements – the Officers shall be entitled to reimbursements for:

a.	Residential Rent – with the Company’s advance approval.
b.
Education expenses for each of their children up to the age of 18 – these expenses will not exceed $2,500 US per month for each family member under the age of 18.
Homeland vacation – once a year for each functionary and their family, including economy class flight and a period of two weeks accommodation in a hotel in Israel.

5.1.4.4.	Transition expenses – the Company shall provide the employee with apartment contents moving services from Israel to the target country through a supplier selected by the Company and at its expense.

5.1.4.5.
Medical and dental insurance – as generally accepted in the target country and in accordance with the plan for the Company’s workers in the target country inasmuch as such exists. As necessary, the Company shall purchase special expatriate employees insurance for the Officer and their family members.

5.1.4.6.	Pension insurance – preserving the Officer's pension insurance rights and long-term savings plan shall be the responsibility of the Officer.

5.1.4.7.
Relocation services – the Company shall provide the Officer with generally accepted relocation services, including assistance in finding a place to live and assistance in acclimation, through a supplier selected by the Company and at its expense.

5.1.4.8.	The Company shall finance a preparatory trip to the target country for the Officer and their spouse (economy class travel, hotel, rental car and expenses) for 5 days.

5.1.4.9.
Vacation – for the preparations for the move, the move itself and initial acclimation in the target country, Officers shall be entitled to an additional 7 days of vacation past the regular vacation day quota at their disposal.

5.1.4.10.
The Company CEO shall have the authority to approve additional expenses involved in the move at a scope not exceeding $5,000 US on a one-time basis on the move date as well as current expenses in the destination country not exceeding an additional $2,500 US per year.

All of the remaining provisions in this policy shall continue to apply to the Officer unchanged with the exception of adjustments to the laws of the destination country, inasmuch as these are needed.

5.2.	Variable Compensation

The Components of the variable Compensation are intended to achieve several goals:
•
Condition part of Officers compensation, on the achievement of business targets and goals which, in the long-term view, will create maximum value for the Company and create a shared interest for the Officers and the Company:

•	Increase the Officers’ motivation to attain the Company’s long term goals;
•	Retain Company’s Officers over time;
•	Correlate some of the Company’s compensation expenses with its performance, enhancing its financial and operational flexibility, and savings in cash expenses.

5.2.1.
Annual Bonus

Company Officers shall be entitled to an annual bonus, based upon the annual bonuses plan which shall be brought before the Compensation Committee and the Board of Directors for approval, in advance  (hereinafter: “the Annual Bonus Plan”). In this Section 5.2.1, the term “Officers” shall not include Company directors.

5.2.1.1.
Principles of Annual Bonus Plan

The Annual Bonuses for Company Officers will be calculated according to the Annual Bonus Plan, as approved in accordance with section 5.2.1 above.

The Annual Bonus Plan shall be comprised of the following provisions:

•
Threshold conditions for payment of bonus to Officers, measures shall be defined based on one of the following quantitative financial measure of the Company's performance during the year for which the bonus is paid, (1) Accomplishment of at least 75% of total Company revenues budget for the year the bonus is granted, or (2) Actual total expenses shall not exceed the total expenses budget of the Company for the year the bonus is granted. Failure to uphold the threshold conditions shall not allow payment of a bonus to Officers.

•
Target Bonus Definition – Target Bonus is the bonus paid for meeting precisely 100% of the goals defined for each Officer – in salary multiplier terms (employer cost base ). The target bonus will not exceed the rate set in the following table:

Rank	Target bonus (multiplier of monthly employer salary cost )
CEO	6
VP	6

•
Maximum Bonus Definition (in salary multiplier terms) – the maximum bonus shall be paid to Officers for achieving results higher than the goals set for each of the measures and shall not exceed 175% of the target bonus.

•	Determining the measures according to which the bonus will be calculated for each Officer and their relative weights, in accordance with the principles set in Section 5.2.1.2 below;

•	Determining the goals for the Annual Bonus Plan in each measure, for the bonus year, in accordance with the principles set in Section 5.2.1.2 above.

5.2.1.2.	Defining Measures and Goals for the Annual Bonus Plan
As part of the yearly bonus plan, the measures and the goals according to which the performance of the Officers will be measured will be set in accordance with the policy detailed below. The measures for the bonus plan shall be categorized in three types:

•
Company measures – financial indices for the Company’s performance (sales turnover, gross profits, percentage of gross profits from revenues, operating profits, percentage of operating profits, EBITDA, net profit, Company’s case balances relative to equity , etc.) or the completion of milestones in the development of products/technologies. These measures shall be the same for all Officers and the extent meeting their targets will determine 80% of the total bonus granted the CEO and 40% of the total bonus granted the other Officers.

•
Personal/ Business unit measures – Key Performance Indicators (KPI) shall be determined for each Officer separately, in accordance with his position. The extent of meeting these measures will determine a further 40% of the Officers’ total bonus, except for the CEO, for whom no personal measures shall be determined. The goals for each Officer's personal/ business unit measures shall be determined in accordance with the goals of the work plan (the budget) as of the bonus year, and shall be based as much as possible on performance focusing on the long-term view and measurable criteria.

•
Manager’s evaluation – an evaluation of each Officer’s performance in indicators that are not measurable but which have contribution to the Company’s long-term performance. Each Officer’s evaluation shall determine up to 20% of the Officer’s total bonus. At the beginning of each year, qualitative measures shall be determined as the basis for each Officer’s evaluation.

5.2.1.3.	Setting the Bonus Budget
The total annual budget for Company Officers bonuses shall be determined according to the sum of the maximum bonuses for all Officers, as detailed in Section 5.2.1.1.

5.2.1.4.	Bonus Calculation Method
The bonus for each Officer shall be determined according to the Officer’s achievement of the goals set for them for the year for which the bonus is payable. “The compliance percentage” weighted in each Officer’s goals shall be translated into “target bonus percentages” under a “payment curve” formula determined in the annual bonus plan for Officers, which shall be multiplied by the Officer’s “target bonus” for the purpose of calculating the actual bonus.

The payment curve will define:
•	A minimum percentage of achievement of goals (lower performance threshold) up to which the Officer will not be paid any bonus whatsoever;
•	The percentage of the target bonus paid upon reaching the lower performance threshold;
•	The maximum percentage of the target bonus (the bonus ceiling) paid upon the achievement of performance of a significantly higher level than the goals;
•	The performance level at which the personal bonus ceiling will be paid.

Calculation of the target bonus percentage for each level of performance according to the definition above will be carried out on a linear basis.
The following chart presents a sample of payment line:

5.2.1.5.	The Actual Bonus Approval Process
At the end of each year, the Officer’s achievement of their goals shall be calculated. the “Performance Level” of goals for each Officer shall be translated to the “Target Bonus Percentage” according to the payment curve formula. The Officer’s actual bonus to be paid shall be calculated by multiplying the “Target Bonus Percentage” by the Target Bonus itself.

The Board of Directors may, in its sole discretion, reduce each Officer’s annual bonus, provided the reduction does not exceed 25% of the total calculated bonus for that Officer according to the above process, and considering the following elements:

●	The achievement of material strategic goals in accordance with the Company’s annual and long term goals;
●	The responsiveness and the quality of the reaction upon occurrence of unexpected crises and events;
●	The Officer’s contribution to the promotion of Company's performance in the professional matters within or without their area of responsibility;
●	The Officer’s overall management function, employee motivation and leadership.

If possible, the Annual Bonuses, as approved by the Compensation Committee and the Board of Directors, shall be paid along with the first salary paid to the Officer following the approval of the annual bonuses by the Board of Directors.

5.2.1.6.	Disclosure
In case  the Company has granted bonuses to its Officers, the Company shall disclose in its annual report (Form 20-F), information with respect to the bonus amount that was granted to the 5 most senior Officers  and to what extent each Officer achieved his goals  for the year which the bonus has been paid for.

5.2.1.7.	Claw back Option
The Officers shall reimburse the Company for the amount of their bonuses or any portion thereof in the event that it found in the future that the bonus was calculated based on data that later was found to be incorrect and therefore restated in the Company’s financial statements, within a period of three years from the approval of the bonus. The amount reimbursed shall be the part of the bonus paid due to error. Note that, in cases in which the reimbursement amount is less than 10% of the original bonus amount paid that year, the Officer will not be required to reimburse the company for it.

5.2.2.	One Time Special Bonus
A one time special bonus may be granted to Officers for exceptional achievement related to the completion of a specific event  (including but not limited to  capital raise, sale of the Company to a third party, merger, acquisition, or the sale of the Company's core operation or assets to a third party, signature of strategic collaboaration agreement with partner etc.) as determined by the Compensation Committee and the Board of Directors. The maximum bonus to each Officer shall not exceed the amount equal to 7 monthly salaries in terms of employer cost, and will be granted in accordance with the individual contribution and involvement of each Officer in the success of the event. The bonus will be granted in addition to and regardless of the annual bonuses that were granted or will be granted.
Officers shall be entitle to receive a bonus in case that the event was signed within a period of three (3) months after the date on which an Officer left the Company, provided that the circumstances for his leaving are not such that qualify for withdrawal of severance pay in accordance with the Severance Pay Law, 1963.

5.2.3.	Equity Based Compensation
In accordance with the common practice of public companies and as part of the Officers total compensation package it is an established practice to provide Officers with a component of equity based compensation to strengthen the joint interest between the Officers and the Company’s shareholders. Due to the long-term nature of equity compensation plans, they promote the Company’s ability to retain senior managers in their position for the long term.

In view of the advantages of equity based compensation plans, the Company shall offer its Officers participation in an equity based compensation plan under the provisions set forth below:

5.2.3.1.	Equity based Compensation Tool
Subject to the approvals required by law, the Company shall offer Officers and directors, participation in the Stock Options Plan approved on January 28 2013, including any change or update to the 2013 Plan or any alternate/additional plan meeting the terms detailed in this compensation plan (“the Stock Options Plan”), for the acquisition of ordinary Company shares. The Stock Options Plan shall be defined and implemented so that it conforms to the requirements of Section 102 of the Income Tax Ordinance in the capital gains track.

The aStock Options plan shall include, among other things, the following:
•
The calculation method for the exercise price of the option units – the exercise price of each option shall be equal to the higher of (1) The average closing price of the Company's shares on the Tel Aviv Stock Exchange during the 30 trading days prior to the date of options allocation for Officers and 15 trading days prior to the date of options allocation for directors plus 5% and (2) The closing price of the Company's shares on the Tel Aviv Stock Exchange on the date of options allocation.

•	The maximum annual equity based compensation for each Officer on the allocation date, per plan year, shall not exceed the cost of 15 monthly salaries for the CEO and 12 monthly salaries for the VPs.
•
The option units’ vesting schedule – will cover a period of no less than four years (the: “Vesting Period”), in order to incentivize the Officer to stay with the Company and to increase its value, throughout the entire period in question (at the least).

•	The expiration date of the options – no earlier than one year and no later than 10 years from the date of grant;
•	Terms upon termination of employment or service (due to dismissal, resignation, death or disability) and change of control.

5.2.3.2.	Acceleration
“Acquisition Event”  shall be defined as any of the following cases: (1) granting an exclusive license for all or most of the Company’s intellectual property or any other transfer or all or most of the company’s assets; (2) completing a transaction or a series of transactions related to the acquisition of 20% or more of the voting rights in the Company by one or more persons or corporations acting jointly; or (3) completion of a merger, structural change or similar event by the Company with another company, following which the shareholders holding 50% or more of the voting rights in the Company will hold less than 50% of the voting rights in the merged company.
"Retirement Event" shall be defined as any of the following cases: (1) resignation (2) dismissal (3) retirement , provided that the circumstances of the retirement event are not such that qualify the withdrawal of severance pay in accordance with the Severance Pay Law, 1963.

In the event of an Acquisition or Retirement Event as defined above, the vesting of the options allocated before the Acquisition Event or the Retirement Event respectively to Company Officers shall be accelerated, subject to approvals required by law, under the following conditions:
•
If during the Acquisition Event or the Retirement Event the Officer had served at the Company for 6-12 months, vesting of all of the options granted to the Officer by that date and which vested on dates within up to 2 quarters of the Acquisition Event or the Retirement Event shall be accelerated, and shall vest and may be exercisable immediately, immediately before to the Acquisition Event or the Retirement Event and subject to its completion.

•
If during the Acquisition Event or the Retirement Event the Officer had served at the Company for 12-18 months, vesting of all of the options granted to the Officer by that date and which vested on dates within up to 12 months of the Acquisition Event or the Retirement Event shall be accelerated, and shall vest and may be exercisable immediately, immediately before the Acquisition Event or the Retirement Event and subject to its completion.

•
If during the Acquisition Event or the Retirement Event the Officer had served at the Company for 18-24 months, vesting of all of the options granted to the Officer by that date and which vested on dates within up to 18 months of the Acquisition Event or the Retirement Event shall be accelerated, and shall vest and may be exercisable immediately, immediately before the Acquisition Event or the Retirement Event and subject to its completion.

•
If during the Acquisition Event or the Retirement Event the Officer had served at the Company for more than 24 months, vesting of all of the options granted to the Officer by that date and which vested on dates within up to 24 months of the Acquisition Event or the Retirement Event shall be accelerated, and shall vest and may be exercisable immediately, immediately before the Acquisition Event or the Retirement Event and subject to its completion.

Notwithstanding the above, in case of acceleration of options to Officers, due to Acquisition Event,  the Compensation Committee and the Board of Directors shall have the authority  to approve (and subject to obtaining any additional approvals, if required by law) acceleration of all of the options granted to the Officer/s. The Compensation Committee shall provide detailed reasons for such approval of acceleration of options to Officer/s, and shall take into consideration the price of such Acquisition Event.

In addition and without detracting from the above, the Stock Options Plan may include a provision whereby in the event of the completion of an acquisition or merger of the Company as defined in the equity Compensation Plan), the Board of Directors shall be authorized to: (1) accelerate the vesting or all or part of the options allocated to Company employees and Officers (including directors), so that those options may vest and be exercisable immediately, immediately prior to such event and subject to its completion and/or (2) to determine that options that have vested but not yet exercised as of that date (including due to paragraph (1) above) shall be exercised automatically by the “net exercise”.

5.2.3.3.	Grant to Officers who are Not Directors
When a new Officer joins the Company, and as approved by the Compensation Committee and the Board of Directors and subject to obtaining any additional approvals if required by law, the new Officer shall be allocated options under the Equity Based Compensation Plan provisions. In addition, from time to time, and as approved by the Compensation Committee and the Board of Directors and subject to obtaining additional approvals if required by law, Officers shall be allocated additional options under the Equity Based Compensation Plan provisions, in accordance with the terms specified in this policy.

The options granted shall be deposited with a trustee in accordance with the provisions of Section 102 of the Income Tax Ordinance. The trustee shall report to the grantees about the number of options he holds on their behalf, their exercise dates and any other detail required in connection with the grant.

The considerations for the allocation of the grants shall include the following:
•	The Officer’s contribution to the Company’s success;
•	The Officer’s ability to influence the Company’s future performance;
•	The amounts of other compensation components to which the Officer is entitled.
•	The scope of the Officer's responsibilities and tasks.

5.2.3.4.	Grant of Options to Directors
On February 4, 2010 the Company’s Audit Committee and Board of Directors approved a renewable mechanism for the allocation of options to directors, in effect from May 1 2009 to December 31 2014, as detailed below (hereinafter – “the Renewable Mechanism for Allocating Options to Directors”), the Special Meeting of the Company’s shareholders ratified it on March 24, 2010.

According to the Renewable Mechanism for the Allocating of Options to Directors, granted as of the date of approval of this policy, and will be granted after this date: (a) to each new director joins the Company Board of Directors and is not serving as Company employee or consultant at that time, including external Company directors, 10,000 options (not listed) for the purchase of 10,000 ordinary shares, vesting in equal batches of 2,500 options each, over four years, subject to the terms of the equity Compensation Plan under which they are granted, such as continued service on the Board of Directors during each vesting date; (b) to each director who is not serving as a Company employee or consultant, including external Company directors, 2,500 options (not listed) for the purchase of 2,500 ordinary Company shares, at the end of each year from the appointment date provided that the director or the external director has served as a director or an external director, respectively, at the grant date, only vesting after three (3) years from the grant date, subject to the terms of the equity Compensation Plan under which they are granted, such as continued service on the Board of Directors at the time of vesting; and (c) to the chairman of the Company’s Board of Directors, as appointed form time to time, a number of options (not listed) twice as large quantities of said options in the above paragraphs, allocated to a director not serving as the Chairman of the Company’s Board of Directors, with the same vesting dates specified above.
Subject to approvals required by law, the Company may extend the mechanism for a further period of up to three years. Although the mechanism prescribed renewed issuance of options to directors, the allocation according to the mechanism mentioned above will be at exercise price equal to the higher of (1) The average closing price of the Company's shares on the Tel Aviv Stock Exchange during the 15 trading days prior to the date of options allocation plus 5% and (2) The closing price of the Company's shares on the Tel Aviv Stock Exchange on the date of options allocation.

5.2.3.5.	Exercise
Upon vesting of each portion of an Officer’s options, the vested options held by the trustee may be exercised into Company shares. The trustee shall act pursuant to the Officers instructions and shall perform for them all the acts required for the exercise the options into shares and/or cash.

5.3.	Additional Officers Terms and Benefits

5.3.1.	Pension
The Company shall allocate payments to a pension fund (or several pension funds) or a pension agent, all according to the Officer’s selection in writing. The allocation shall be made based on the Officer's base salary only and shall not include any other compensation components whatsoever. The Company’s allocations to pension funds shall be conditional upon the appropriate contribution from the Officer's salary.

The Company shall insure officers for Long Term Disability (“LTD”) as part of their participation in a pension fund or as an additional policy for Officers that have “Manager’s Insurance” plans. The Company’s allocations to LTD insurance shall not exceed 2.5% of the Officer base salary.
According to the Officer's decision, the amounts of the pension allocations beyond the tax credit maximum amount may be paid directly to the Officer.
The Officers shall sign the general consent from the Israeli Minster of Labor pursuant to Section 14 of the Severance Pay Law and the Company shall allocate the Officer's severance pay into the pension fund/manager's insurance fund in accordance with their selection.

5.3.2.	Further Education Fund
Each month the Company shall allocate 7.5% of the Officer's base salary and shall deduct a further 2.5% of their base salary to a further education fund at the Officer's selection.
The provisions and the deductions from the Officers’ salaries shall not be limited by the maximum amount permitted under the Income Tax Regulations.
According to the Officer's decision, the provisions for the education fund beyond the maximum amount may be paid directly to the Officer.

5.3.3.	Vehicle
The Company shall provide the Officers with a car for their personal use in accordance with the Company's practice
The Company shall pay the cost of car lease for the Officers up to the following maximum amounts:
•	CEO –up to 8,000 NIS per month;
•	VP –up to 6,000 NIS per month;

The car type, manufacturer and color will be selected from the variety of vehicles offered by the leasing company engaged with the Company and approved by the Company.
The CEO may approve a deviation of up to 10% from the ceilings in stated due to special needs.

The Officer shall pay any tax applicable by law of the use of the vehicle placed at his disposal by the Company. The Company shall calculate such tax and deduct it from the Officer’s salary.
The Officer may waive the use of the vehicle the Company provides and in such a case shall be entitled to reimbursement for travel expenses in their private car that does not exceed the cost of the vehicle the Company would have placed at their disposal.

5.3.4.	Mobile Phone
The Company shall provide the Officer with a mobile phone, for their use, the type of which shall be the Company's discretion. The Officer shall use the mobile phone in their possession within the framework of the usage package allocated them. Payment for the cost of use of the phone and the device included in the package shall be paid by the Company.
The Officer shall pay any tax which is likely to be levied on him due the use of the mobile phone at the Company's expense.

5.3.5.	Meals
The Officer shall be entitled to participate in a payment arrangement for meals during working hours as determined in the Company's policy with respect to all of the Company employees.
The Officer shall pay any tax to be imposed on the benefit deriving from this right.

5.3.6.	Annual Vacation
The Officer shall be entitled to an annual vacation in the number of days determined in the Annual Vacation Law or as determined in the annual vacation tables in accordance to the Company’s policy, whichever is higher. Officers, other than the CEO, shall be entitled to accumulate up to 30 vacation days. The CEO shall be entitled to accumulate up to 40 vacation days. Vacation days beyond 30 or 40 days, respectively, which were not exercised, as aforesaid, shall be written off.

5.3.7.	Sick Leave
Officers shall be entitled to be absent from work due to illness pursuant to the Sick Pay law. Officers, from the beginning of their employment, shall be entitled to full payment for days absent from work due to illness start from their first day of absence, as determined in the Company's policy.

5.3.8.	Recuperation Pay
Officers shall be entitled to recuperation pay pursuant to the Recuperation Pay Law.

5.3.9.	Grossing Up
The Compensation Committee shall be entitled to approve full or partial grossing up of accompanying benefits for the Officer.

5.3.10.	Additional Accompanying Benefits
The Company CEO (and for the CEO – the Chair of the Compensation Committee) shall be entitled to approve the granting of additional accompanying benefits to Officers, provided that the total cost of these benefits to the Company (including grossing up) may not exceed a total of 1,000 NIS per month for each Officer.

6.	Termination Conditions

6.1.	Advance Notice
Officers shall be entitled to an advance notice period in accordance with existing agreements and in the absence of provisions in the agreements, as determined by the law. In any event, the advance notice period shall not exceed four months.
During the course of the advance notice period, the Officers will be required to continue to fulfill their duties, unless the CEO (and in the event of the CEO, the Chairman of the Board) decides to release them from this obligation. In such a case (the Company waiving the Officer’s continued work during the advance notice period), the Officer shall be entitled to the continuation of all terms of office and employment, without change except for the implementation of the Officer’s equity compensation, which will be determined according to the relevant equity Compensation plan or plans. The option acceleration, if relevant, shall be carried out according to the mechanism described above.

6.2.	Retirement Bonus
The Company’s Compensation Committee shall be entitled to allow a full retirement bonus for the Officer provided that it will not exceed the ranges in the following table:

Rank	Has Worked at the Company as Officer for Up to 5 Years	Has Worked at the Company as Officer for 5 Years or More
CEO	Up to 4 months	Up to 6 months
VP	Up to 3 months	Up to 4 months

The retirement bonus shall be approved after examining the terms of the Officer service and employment during their employment period and the Company’s performance during that period, and only for Officers who met all of the terms detailed below

•	Have been employed by the Company for at least two years;
•	During their employment period have made a material contribution to the advancement of the Company’s business;
•
The Officer's departure does not involve circumstances that justify, as judged by the Compensation Committee and the Board of Directors, the withholding of severance pay in accordance with the law or agreement;

•	In the event of a VP, the Company CEO has recommended granting a retirement bonus.

Retirement bonus, if such is approved, shall be paid upon termination of employment relationship and shall be equal to the months approved multiplied by the (gross) base salary to which the Officer was entitled upon the termination of their employment at the Company. Retirement bonus for VPs shall not include associated benefits. The retirement bonus for the CEO shall include accompanying benefits in accordance with the CEO’s employment agreement.
In addition, the Company shall be entitled to commit in advance to grant retirement bonus to an Officer, in accordance with the criteria outlined above, and subject to the approval of the relevant organs of the Company as required by law.

7.	Other

The Officers shall be entitled to exemptions, insurance, indemnity commitments and indemnity under a permit, if and when these are approved by the Company, subject to the approval required by law and as approved by the general meeting of the Company’s shareholders.

8.	Validity and Revision of the Compensation Policy – Responsibility and Authority

•
This Compensation policy shall be in effect from the date of its approval by the General Meeting of the Company’s shareholders, or, in the absence of such an approval, start from the date of its approval (if any) by the Company's Board of Directors in despite of the objection of the Company's General Meeting, and shall remain valid for three years from this date. Extension of the Compensation policy by an additional period shall be subject to obtaining of the approvals required by law.

•
From time to time, if material changes occur to circumstances that existed upon its determination or for other reasons, the Board of Directors shall review the Compensation policy as well as the need for adapting the provisions to the Companies Law. Updates to the compensation policy shall be approved by the Compensation Committee, the Board of Directors and the General Meeting pursuant to the requirements of the Companies Law.

•	The Company’s Human Resources Manager shall be responsible for maintaining the Compensation policy up dated.

Appendix A – Job Description for Senior Executives

CEO:
Responsible for the comprehensive management of the Company’s activities, through subordinate management members, for the achievement of the Company’s business and financial goals.
Job requirements:
An academic degree, and in addition, at least 5 years’ experience in managing business activity in a field close to the Company's area of activity; or at least 10 years’ experience in various levels of business activity management in the Company's area of activity (agro-biotech).
EVP Strategy & BD:
Responsible for the Company’s business-strategic development, including the introduction and/or expansion of collaborations and new areas of activity for the Company.
An academic degree (MBA preferred) and in addition, at least 5 years’ experience in managing business development activity.
EVP Development & CTO:
Responsible for managing the Company’s scientific-technological research and scientific development programs.
Relevant academic degree (PhD) and at least 5 years’ experience in managing R&D activity in an area near the Company's area of activity;
EVP Technology Platform:
Responsible for managing the groups comprising the Company's technological platform, which implements the application of the various stages of the research programs.
An academic degree and in addition, at least 5 years’ experience in managing extensive teams.
CFO:
Responsible for managing all aspects of the Company’s finances and for managing the Company’s financial staff.
Job requirements:
Academic degree in accounting and/or economics and in addition, at least 5 years’ experience in an executive position in the field of finance in a public (preferred) or private company. Certified public accountant – preferred.